ENDEXX CORPORATION

38246 North Hazelwood Circle

Cave Creek, Arizona 853311749

480-595-6900

July 14, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Suying Li

Re:	Endexx Corporation
Form 10-K for the Fiscal Year Ended September 30, 2022
Filed January 13, 2023
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022
Filed June 9, 2023
File No. 000-30233

Ladies and Gentlemen:

Endexx Corporation (the “Company”) is submitting this letter in connection with the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2023 (the “Comment Letter”), with respect to the Company’s Amended Annual Report on Form 10-K for its fiscal year ended September 30, 2022. The Company respectfully requests an extension of time, through July 20, 2023, to file an Item 4.02 Form 8-K for non-reliance on the Company’s previously issued financial statements for that fiscal year. As discussed with Staff, the Company and its independent registered public accountants are assiduously preparing a further amendment to the Company’s Amended Annual Report on Form 10-K in the manner discussed with Staff earlier this week.

If Staff should have any further questions or comments regarding this issue, please feel free to contact the undersigned or Randolf W. Katz at 949-697-3103.

Thank you for your ongoing courtesy and assistance in this matter.

Very truly yours,

ENDEXX CORPORATION

By:	/s/ Todd Davis
Todd Davis
Chief Executive Officer